Exhibit 2.2

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

among

HI-TEC SPORTS USA, INC.,

IRENE ACQUISITION COMPANY B.V.,

CHEROKEE INC.,

and

CAROLINA FOOTWEAR GROUP, LLC

Dated as of November 29, 2016

-i-

Table of Contents

(continued)

-ii-

Table of Contents

(continued)

LIST OF EXHIBITS AND SCHEDULES

Exhibits

A	Form of ABN AMRO Escrow Agreement
B	Form of Transitional Services Agreement
C	Form of License Agreement
D	Form of Bill of Sale
E	Form of Assignment and Assumption Agreement

Schedules

2.1(c)	Purchase Orders
4.6	Inventory
4.7	Accounts Receivable

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ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), is made and entered into as of November 29, 2016, by and among Hi-Tec Sports USA, Inc. a California corporation (“Seller”), Irene Acquisition Company B.V., a company formed under the laws of the Netherlands (“Irene”) solely for purposes of Section 6.1, Cherokee Inc., a Delaware corporation (“Cherokee”) solely for purposes of Sections 11.2 and 23, and Carolina Footwear Group, LLC, a New York limited liability company (“Buyer” and, together with Seller, the “Parties” and, individually, a “Party”).

RECITALS

WHEREAS, Irene is a direct wholly-owned subsidiary of Cherokee;

WHEREAS, Seller is the indirect wholly-owned subsidiary of Sunningdale Corporation Limited, a company incorporated under the laws of Malta with registered number C252929 (“Sunningdale”);

WHEREAS, Cherokee has entered into a Share Purchase Agreement (the “SPA”), dated as of the date hereof, by and among Cherokee, Irene and Sunningdale, pursuant to which Irene shall purchase from Sunningdale certain subsidiaries of Sunningdale, including Seller;

WHEREAS, upon consummation of the transactions contemplated by the SPA (the “SPA Closing”), Seller shall be the indirect wholly-owned subsidiary of Cherokee;

WHEREAS, the Base Purchase Price (as defined below) shall be deposited into the ABN AMRO Escrow Account (as defined below) held by ABN AMRO (as defined below) to pay a portion of the consideration due under the SPA pursuant to the terms of an escrow agreement in the form attached hereto as Exhibit A  (the “ABN AMRO Escrow Agreement”);

WHEREAS, Seller is engaged in the business of manufacturing, selling, distributing and commercializing Hi-Tec branded sportswear in the U.S. (the “Business”);

WHEREAS, immediately following the SPA Closing, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, all of the right, title and interest of Seller in, to and under the Assets (as defined below), upon the terms and subject to the conditions herein provided;

WHEREAS, in connection with the purchase by Buyer of the Assets, Seller desires to provide to Buyer, and Buyer desires to accept from Seller, and Buyer desires to provide to Seller, and Seller desires to accept from Buyer, certain transition services pursuant to the terms of a transitional services agreement in the form attached hereto as Exhibit B (the “Transitional Services Agreement”); and

WHEREAS, in connection with the purchase by Buyer of the Assets, an Affiliate of Seller, Hi-Tec Sports International Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands and registered with the trade register of the Chamber of Commerce with number 55297587 (“Licensor”), desires to license to Buyer, and Buyer desires to license from Licensor, the

Trademark (as defined therein) pursuant to the terms of a license agreement in the form attached hereto as Exhibit C (the “License Agreement”).

NOW, THEREFORE, in consideration of the representations and warranties and the mutual covenants and agreements in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, Seller and Buyer hereby agree as follows:

AGREEMENT

1.      Definitions.

In addition to the terms defined elsewhere in this Agreement, the following terms will have the following meanings when used in this Agreement with initial capital letters:

“ABN AMRO” means ABN AMRO Bank N.V.

“ABN AMRO Escrow Account” means Escrow Account C2 as defined in the ABN AMRO Escrow Agreement.

“ABN AMRO Escrow Agreement” has the meaning set forth in the recitals to this Agreement.

“Accounts Receivable” shall mean all trade accounts receivable or notes receivable held by Seller arising from the sale of goods in connection with the Business, whether current or non-current, together with all security and associated rights thereto.

“Acquisition Proposal” has the meaning set forth in Section 6.3.

“Actions” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” means, with respect to a specific Person, any Person that owns or controls, is owned or controlled by, or which is under common ownership or control with such Person.  For purposes of this Agreement, the terms “controls,” “controlled by,” or “under common control with” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or voting interests, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Assets” has the meaning set forth in Section 2.1.

“Assigned POs” has the meaning set forth in Section 2.1(c).

“Assignment and Assumption Agreement” has the meaning set forth in Section 8.4(d).

“Assumed Liabilities” has the meaning set forth in Section 2.2.

“Base Purchase Price” means $13,375,348.00.

“Bill of Sale” has the meaning set forth in Section 8.4(a).

“Books and Records” means originals, or where not available, copies, of all books, records, files, data and information of Seller relating to the Assets, in any format or medium (including electronic), including, without limitation, customer lists, customer purchasing histories, price lists, distribution lists, supplier lists, production data, quality control records and procedures, customer complaints and inquiry files, financial, accounting records, purchase orders and invoices, sales orders and sales order log books, terms and conditions of sale, credit and collection records, correspondence, lists, records and reports with respect to the Assets but shall not include the employee and personnel records of Seller’s current and former employees.

“Business” has the meaning set forth in the recitals to this Agreement.

“Business Day” means any day other than Saturday, Sunday or a day on which banking institutions in New York, New York and Los Angeles, California are required or authorized to be closed.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer Indemnitees” has the meaning set forth in Section 10.2(a).

“Canadian APA Closing” means the closing contemplated by that certain Asset Purchase Agreement, dated on or about the date hereof, by and among Hi-Tec Sports (Canada) Ltd., Irene, Cherokee and Buyer.

“Cherokee” has the meaning set forth in the Preamble of this Agreement.

“Cherokee Guaranty” has the meaning set forth in Section 23.

“Closing” has the meaning set forth in Section 3.2.

“Closing A/R Adjustment Amount” has the meaning set forth in Section 3.3(c)(ii).

“Closing A/R Valuation” has the meaning set forth in Section 3.3(a).

“Closing Date” has the meaning set forth in Section 3.2.

“Closing Inventory Adjustment Amount” has the meaning set forth in Section 3.3(c)(i)

“Closing Inventory Statement” has the meaning set forth in Section 3.3(b)(i).

“Closing Inventory Valuation” has the meaning set forth in Section 3.3(a).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

 “Collected A/R Adjustment Amount” has the meaning set forth in Section 3.3(c)(iii).

“Company Plan” means all “employee benefit plans” (as defined in Section 3(3) of ERISA), and all bonus, incentive, stock option, restricted stock, stock appreciation right, stock purchase, phantom stock, deferred compensation, retirement, medical, dental, vacation, employment, severance, disability, sickness, accident, death benefit, hospitalization, life insurance, unemployment, workers’ compensation, apprenticeship, training, fringe benefit and other plans, programs, arrangements and agreements (whether or not described in Section 3(3) of ERISA) and all employment, change in control, or other agreements (i) covering, or otherwise providing any benefits with respect to, any current or former employees, officers or directors of Seller or any Person that is or has been a member of any group of persons described in Section 414 of the Code which includes or included Seller (hereafter, “ERISA Affiliates”) or any of their spouses, dependents or beneficiaries or (ii) maintained or contributed to by Seller or any of its ERISA Affiliates or (iii) as to which Seller or its ERISA Affiliates are obligated to make payments or have any liability (contingent or otherwise).

“Confidential Information” has the meaning set forth in Section 6.4(a).

“Contracts” means all contracts, leases, deeds, mortgages, licenses, easement or right of way agreements, instruments, notes, commitments, undertakings and all other agreements, whether written or oral.

“Customer Discounts” has the meaning set forth in Section 3.3(b)(iv).

“Draft Allocation Schedule” has the meaning set forth in Section 3.4.

“Encumbrance” means any mortgage, lien, security interest, security agreement, interest retained by a transferor under a conditional sale or other title retention agreement, pledge, option, charge, assessment, encumbrance, adverse interest, or any exception to or defect in title or other ownership interest (including reservations, rights of entry, possibilities of reverter, encroachments, easements, rights of way) of any kind, that constitutes an interest or claim against an Asset or the Business, whether arising pursuant to any Legal Requirement, Governmental Authorization, Contract or otherwise.

“Enforceability Exceptions” has the meaning set forth in Section 4.2.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder, as in effect from time to time.

“Estimated A/R Valuation” means $7,492,728.01

“Estimated Inventory Valuation” means $5,882,619.99.

“Excluded Liabilities” has the meaning set forth in Section 2.3.

“Final Allocation Schedule” has the meaning set forth in Section 3.4.

 “Final Collected A/R Amount” has the meaning set forth in Section 3.3(b)(iii).

“Final Payment Date” has the meaning set forth in Section 3.3(b)(iii).

“Final Settlement Statement” has the meaning set forth in Section 3.3(b)(iii).

“GAAP” means generally accepted accounting principles, consistently applied, as in effect on the date on which they are to be applied pursuant to, or referenced in, this Agreement in the U.S.

 “Governmental Authority” means any federal, state, local or foreign government or any political subdivision thereof, including counties, municipalities and the like, or any agency, commission, authority, board or body of any of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority, or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Authorizations” means, collectively, all consents, licenses, registrations, authorizations, agreements, certificates, approvals and permits issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement.

“Indemnified Party” has the meaning set forth in Section 10.3(a).

“Independent Accounting Firm” means an independent nationally recognized accounting firm of certified public accountants mutually agreeable to the Parties.

“Interest Amount” has the meaning set forth in Section 3.1(b).

“Interim Collected A/R Amount” has the meaning set forth in Section 3.3(b)(ii).

“Interim Payment Date” has the meaning set forth in Section3.3(b)(ii).

“Interim Settlement Statement” has the meaning set forth in Section 3.3(b)(ii).

“Inventory” means all inventories of (i) raw materials, (ii) work in process, (iii) finished products, goods and equipment, (iv) products, goods and equipment in transit and (v) products, goods and equipment held for use, sale or resale by Seller in connection with the Business.

“Inventory Mark-Up” has the meaning set forth in Section 3.3(c)(iv).

“Irene” has the meaning set forth in the Preamble of this Agreement.

“IRS” means the U.S. Internal Revenue Service.

“Lease” means each of the (i) AIR Commercial Real Estate Association Standard Industrial/Commercial Single-Tenant Lease – Net, dated as of August 11, 2014, by and between Hi-Tec Sports USA, Inc., as lessee, and Grant Craven as to an undivided 65.32% interest and Grant Craven, trustee of the Grant Craven 2006 Grat Trust, fbo Todd Craven & Monica Craven Swanson,

collectively as lessor and, (ii) Office Lease, dated as of January 30, 2015, by and between Hi-Tec Sports USA, Inc., as lessee, and Portland SW Center LLC, as landlord, collectively, the “Leases.”

“Legal Requirement” means any constitution, statute, ordinance, code, law, rule, regulation, permit or permit condition, administrative or judicial decree, order or other requirement, standard or procedure enacted, adopted or applied by any Governmental Authority, including judicial decisions applying common law or interpreting any other Legal Requirement.

“License Agreement” has the meaning set forth in the recitals of this Agreement.

“Licensor” has the meaning set forth in the recitals to this Agreement.

“Litigation Control Conditions” has the meaning set forth in Section 10.3(c).

“Losses” has the meaning set forth in Section 10.2(a).

“Material Adverse Effect” means any event, occurrence, fact, condition or change that, individually or in the aggregate, has had, is having, or could reasonably be expected to have a material adverse effect on (a) the Business, results of operations, assets or condition (financial or otherwise) of the Business, (b) the value of the Assets, or (c) the ability of Seller to consummate the transactions contemplated hereby on a timely basis, in each case, excluding general economic conditions (other than such conditions which have had or are having a disproportionate effect on the Business as a whole or the Assets as a whole).

“Notice of Claim” has the meaning set forth in Section 10.3(a).

“Objection Notice” has the meaning set forth in Section 3.3(d)(ii).

“Outside Closing Date” means December 23, 2016 or such other date as may be agreed in writing by the Parties.

“Party” or “Parties” has the meaning set forth in the preamble to this Agreement.

“PC” means Pryor Cashman LLP.

“PC Escrow Account” means Pryor Cashman LLP’s Client Account.

“Person” means any natural person, corporation, partnership, trust, unincorporated organization, association, limited liability company, Governmental Authority or other entity.

“Post-Closing Tax Period” means any Tax period beginning after and ending after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period after the Closing Date.

“Post-Closing Taxes” has the meaning set forth in Section 6.10(b).

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on the Closing Date.

“Pre-Closing Taxes” has the meaning set forth in Section 6.10(b).

“Purchase Price” has the meaning set forth in Section 3.1(a).

“Rebate Amount” has the meaning set forth in Section 3.3(c)(iv).

“Related Agreements” means the Transitional Services Agreement, the License Agreement, the Bill of Sale, the Assignment and Assumption Agreement, the ABN AMRO Escrow Agreement and all other agreements, exhibits, certificates and schedules delivered by a Party or its Affiliates to another Party or its Affiliates in connection herewith.

“Resale Certificate” has the meaning set forth in Section6.10(g).

“Resolution Period” has the meaning set forth in Section 3.3(d)(ii).

“Responsible Party” has the meaning set forth in Section 10.3(a).

“Review Period” has the meaning given to it in Section 3.3(d)(i).

“Sales Price”  has the meaning set forth in Section 3.3(c)(iv).

“Schedules” means the Schedules to this Agreement.

“Seller” has the meaning set forth in the preamble to this Agreement.

“Seller Indemnitees” has the meaning set forth in Section 10.2(b).

“SPA” has the meaning set forth in the recitals of this Agreement.

“SPA Closing” has the meaning set forth in the recitals of this Agreement.

“Straddle Period” has the meaning set forth in Section 6.10(c).

“Sunningdale” has the meaning set forth in the recitals of this Agreement.

“Taxes” or “Tax” means all U.S. federal, state or local, or non-U.S. income, capital gains, gross income, gross receipts, property (real or personal), franchise, sales, use, production, excise, withholding, ad valorem, transfer, documentary, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, severance, stamp, occupation, alternative minimum, environmental, real property gains, windfall profits, customs, duties or other taxes, fees, assessments, charges or similar levies of any kind whether computed on a separate or consolidated, unitary or combined basis or in any other manner, together with any interest, penalties or additions to tax validly imposed with respect to such Taxes, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund or information return, statement or other document or information relating to Taxes filed or required to be filed with a Tax authority, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party Claim” has the meaning given in Section 10.3(b).

“Transfer Taxes” has the meaning given in Section 6.10(a).

“Transitional Services Agreement” has the meaning set forth in the recitals of this Agreement.

“Treasury Regulations” means the Treasury Regulations promulgated and in effect under the Code, as amended from time to time (including corresponding provisions of succeeding regulations).

“U.S.” means the United States of America.

2.      Sale of Assets; Assumption of Certain Liabilities; Excluded Liabilities; Consents.

2.1      Sale of Assets.  Subject to the terms, provisions and conditions contained in this Agreement, on the Closing Date, Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase and acquire from Seller, free and clear of all Encumbrances, all of Seller’s right, title and interest in, to and under the following assets, wherever located (collectively, the “Assets”):

(a)      All Accounts Receivable as of the Closing Date;

(b)      All Inventory as of the Closing Date;

(c)      All open purchase orders as of the Closing Date for sale of Inventory to customers of the Business, as set forth on Schedule 2.1(c) (the “Assigned POs”); and

(d)      All Books and Records related to the Assets.

2.2      Assumed Liabilities.  Subject to the terms, provisions and conditions contained in this Agreement, on and after the Closing, Buyer shall assume and agree to pay, discharge and perform only the following liabilities (collectively, the “Assumed Liabilities”), and no other liabilities:

(a)      All obligations of Seller to be performed under the Assigned POs after the Closing Date;

(b)      All liabilities arising out of Buyer’s ownership or operation of the Assets after the Closing Date; and

(c)      All liabilities for Taxes allocated to Buyer pursuant to Section 6.10.

2.3      Excluded Liabilities.  Notwithstanding the provisions of Section 2.2 or any other provision in this Agreement to the contrary, Buyer does not, and shall not, assume and shall not be responsible to pay, perform or discharge any liabilities or obligations of Seller or any of its Affiliates of any kind or nature (including, without limitation, all liabilities related to employees and former employees of Seller, including, without limitation, salary, bonuses, compensation arrangements, benefits, Company Plans, fringe benefits, severance arrangements, employment arrangements and equity arrangements), whether now in existence or hereafter incurred, known or unknown, matured or unmatured, absolute, contingent or otherwise, whether or not related to the Assets, other than the Assumed Liabilities (collectively, the “Excluded Liabilities”).  For the avoidance of doubt, any liabilities for Taxes allocated to Seller pursuant to Section 6.10 are Excluded Liabilities.  Seller shall, and shall cause each of its Affiliates to, pay and satisfy in due course all Excluded Liabilities which they are obligated to pay and satisfy.

2.4      Consents of Third Parties.  To the extent that any Asset is to be assigned or transferred from Seller to Buyer hereby and is not assignable or transferable without the consent of another Person which has not been obtained, this Agreement shall not constitute an assignment or transfer or an attempted assignment or transfer thereof if such assignment, transfer or attempted assignment or transfer would constitute a breach thereof or a default thereunder, and, at Seller’s expense, Seller shall use its commercially reasonable best efforts to obtain promptly any such Required Consents and shall cooperate with Buyer in any lawful and reasonable arrangement designed to provide for Buyer the benefits intended to be assigned or transferred to Buyer under the relevant Asset.  If any such assignment or transfer cannot be obtained or if any attempted assignment or transfer would be ineffective or would impair Buyer’s rights under the Asset in question so that Buyer would not in effect acquire the benefit of all such rights, Buyer shall have no obligation pursuant to Section 2.2 or otherwise with respect to any such Asset.

3.      Purchase Price; Closing; Purchase Price Adjustment; Purchase Price Allocation.

3.1      Purchase Price.

(a)      The aggregate purchase price payable for the Assets will be an amount equal to the Base Purchase Price, as adjusted pursuant to Section 3.3 (the “Purchase Price”).

(b)      The Base Purchase Price has previously been deposited by wire transfer of immediately available funds into the PC Escrow Account prior to the date hereof.  Interest shall accrue on the Base Purchase Price at a rate of 3.75% per annum until the earlier of (i) if the Base Purchase Price has not been deposited in the ABN AMRO Account pursuant to subsection (c) below,  the date of termination of this Agreement pursuant to Section 11.1 or (ii) if the Base Purchase Price has been deposited in the ABN AMRO Account pursuant to subsection (c) below, the date of the disbursement of the Base Purchase Price in accordance with the ABN AMRO Escrow Agreement (such accrued interest, the “Interest Amount”).  The Interest Amount shall be made by wire transfer of immediately available funds to an account designated by Buyer in writing to Seller not later than three Business Days following the applicable disbursement of the Base Purchase Price.

(c)      The Base Purchase Price shall be deposited by wire transfer of immediately available funds from the PC Escrow Account into the ABN AMRO Escrow Account as early as practicable on the Closing Date but in any event no later than 8:30 a.m. Eastern Time on the Closing Date and such amount shall be held and distributed in accordance with the terms of the ABN AMRO Escrow Agreement.

(d)      Payment in accordance with this Section 3.1 shall be a good and valid discharge of the Buyer’s obligation to pay the Base Purchase Price.

3.2      Manner and Time of Closing.  Seller shall give Buyer notice of the SPA Closing at least three (3) Business Days prior to the anticipated SPA Closing.  Subject to the terms, provisions and conditions contained in this Agreement, the consummation of the transactions contemplated by this Agreement (the “Closing”) will take place via facsimile or other electronic media or overnight delivery, or at the offices of Morrison & Foerster LLP, 12531 High Bluff Drive, San Diego, California 92130, or as the Parties may otherwise mutually agree after all of the conditions set forth in Sections 8 and 9 (other than those based on acts to be performed at the Closing) are satisfied or waived immediately after the SPA Closing (such date on which the Closing actually occurs being the “Closing Date”).

3.3      Purchase Price Adjustment.

(a)      Valuations.  As soon as practicable after the Closing Date, but no later than twenty (20) Business Days following the Closing Date (which date may be extended by Buyer for up to ten (10) Business Days), Seller and/or its designated representatives and Buyer shall carry out (x) a joint physical inventory of the Inventory as at the Closing Date for purposes of calculating the value of the Inventory as of the Closing Date and as required under the SPA with such joint physical inventory to take place, in Buyer’s determination, at either Seller’s warehouse in Modesto, CA or at a warehouse in the U.S. operated by Buyer or one of its Affiliates (the “Closing Inventory Valuation”) and (y) a joint calculation of the value of the Accounts Receivable as at the Closing Date for purposes of calculating the value of the Accounts Receivable as of the Closing Date and as required under the SPA (the “Closing A/R Valuation”).  Seller and Buyer hereby agree that the valuation principles used to calculate the Closing Inventory Valuation and the Closing A/R Valuation pursuant to Section 3.3 shall be based on the following:

(i)      for Inventory, an amount equal to seventy (70%) percent of the sum of:

(1)      gross inventory, which shall equal the sum of (A) manufacturer’s purchase cost, plus (B) customs duty, plus (C) manufacturer’s commissions, plus (D) freight; minus

(2)      inventory provision, which shall equal the sum of (A) obsolete inventory plus (B) slow moving inventory; plus

(3)      goods in transit, which shall equal the sum of (A) manufacturer’s purchase cost, plus (B) customs duty, plus (C) manufacturer’s commissions, plus (D) freight;

in each case, arising from, as the result of or related to such Inventory and actually incurred by Seller; and

(ii)      for Accounts Receivable, an amount equal to (A) 100% of the gross trade receivables minus (B) the amount of any sales tax included or includable on any invoice relating to such Accounts Receivable, if any, minus (C) allowances for doubtful accounts, minus (D) discounts.

(b)      Settlement Statements.

(i)      Within five (5) Business Days following the determination of the Closing Inventory Valuation pursuant to Section 3.3(a), Buyer shall prepare and deliver to Seller (or its designee) a statement (the “Closing Inventory Statement”) setting forth the Closing Inventory Valuation.

(ii)      Within one hundred twenty (120) days following the Closing Date, Buyer shall prepare and deliver to Seller (or its designee) a statement (the “Interim Settlement Statement”) setting forth the aggregate dollar amount actually collected by Buyer, or actually received by Buyer from Seller pursuant to Section 6.8, in respect of the Accounts Receivable from the period commencing on the Closing Date through the date that is ninety (90) days after the Closing Date (such date, the “Interim Payment Date”, and such amount, the “Interim Collected A/R Amount”).

(iii)      Within two hundred ten (210) days following the Closing Date, Buyer shall prepare and deliver to Seller (or its designee) a statement (the “Final Settlement Statement”) setting forth (i) the aggregate dollar amount actually collected by Buyer, or actually received by Buyer from Seller pursuant to Section 6.8, in respect of the Accounts Receivable from the period commencing on the ninety-first (91st) day following the Closing Date through the date that is one hundred eighty (180) days after the Closing Date (such date, the “Final Payment Date”, and such amount, the “Final Collected A/R Amount”), (ii) the Closing A/R Valuation and (iii) the Rebate Amount.

(iv)      From and after the Closing, Buyer shall provide to Seller copies of all requests or offers for mark-downs or credit notes in excess of $10,000 in respect of the Accounts Receivable (“Customer Discounts”), including all available information reasonably necessary to evaluate such Customer Discount.

(c)      Post-Closing Adjustments.

(i)      The “Closing Inventory Adjustment Amount” shall be an amount equal to the Closing Inventory Valuation minus the Estimated Inventory Valuation.  If the Closing Inventory Adjustment Amount is a positive number, Buyer shall pay to Seller an amount equal to the Closing Inventory Adjustment Amount. If the Closing Inventory Adjustment Amount is a negative number, Seller shall pay to Buyer an amount equal to the Closing Inventory Adjustment Amount.

(ii)      The “Closing A/R Adjustment Amount” shall be an amount equal to the Closing A/R Valuation minus the Estimated A/R Valuation.  If the Closing A/R Adjustment Amount is a positive number, Buyer shall pay to Seller an amount equal to the Closing A/R Adjustment Amount. If the Closing A/R Adjustment Amount is a negative number, Seller shall pay to Buyer an amount equal to the Closing A/R Adjustment Amount.

(iii)      The “Collected A/R Adjustment Amount” shall be (x) as of the Interim Payment Date, an amount equal to 10% of the Interim Collected A/R Amount, and (y) as of the Final Payment Date, an amount equal to the sum of (1) the Closing A/R Valuation minus the sum of the Interim Collected A/R Amount and the Final Collected A/R Amount, plus (2) 10% of the Final Collected A/R Amount.  Seller shall pay to Buyer the Collected A/R Adjustment Amount.

(iv)      The “Rebate Amount” shall be a dollar amount determined as of the Final Payment Date which equals (x) the positive difference, if any, between the Inventory Mark-Up and forty (40%) percent, multiplied by (y) Buyer’s actual gross proceeds less deductions for sales taxes properly due and owing and commissions resulting from the sale of Inventory between Closing Date and the Final Payment Date (on an aggregate basis) (the “Sales Price”). “Inventory Mark-Up” shall mean an amount, expressed as a percentage, determined by dividing (x) the difference between the Sales Price minus the Closing Inventory Valuation by (y) the Sales Price; provided,  however, the Inventory Mark-Up shall be capped such that the dollar amount represented by the Inventory Mark-Up shall not exceed the dollar amount represented by five (5%) percent of the Closing Inventory Valuation. For purposes of calculating Inventory Mark-Up, any unsold item of Inventory shall be deemed to have been sold  by Buyer at a sales price equal to fifty (50%) percent of the value of such item, with such value determined by applying the methodology set forth in Section 3.3(a)(i) above.   For avoidance of doubt, no Rebate Amount shall be payable if the Inventory Mark-Up is equal to or less than forty (40%) percent.

(d)      Examination and Review.

(i)      Seller shall notify Buyer within thirty (30) days of receipt of the Closing Inventory Statement, the Interim Settlement Statement or the Final Settlement Statement (the applicable period, the “Review Period”), whether or not it accepts the Closing Inventory Adjustment Amount, the Closing A/R Adjustment Amount, the Collected A/R Adjustment Amount and/or the Rebate Amount.  During the Review Period, Buyer shall provide all information, Books and Records that Seller (or its designee) and/or Sunningdale may reasonably require to enable it to perform a reasonable analysis of the Closing Inventory Adjustment Amount, the Closing A/R Adjustment Amount, the Interim Collected A/R Amount, the Final Collected A/R Amount, the Collected A/R Adjustment Amount and/or the Rebate Amount, as applicable, and Buyer shall cause to be made available the services of its employees as are reasonably necessary in order to provide the above mentioned information to Seller (or its designee) and/or Sunningdale; provided, that such access shall be in a manner that does not interfere with the normal business operations of Buyer.

(ii)      If Seller desires to object to the Closing Inventory Adjustment Amount, the Closing A/R Adjustment Amount, the Collected A/R Adjustment Amount and/or the Rebate Amount, it shall deliver to Buyer on or before the last day of the Review Period a notice in writing (the “Objection Notice”) setting forth the item or items disputed, its reasons in reasonable detail for such disputes and the adjustments which, in its opinion, should be made to the Closing Inventory Adjustment Amount, the Closing A/R Adjustment Amount, the Collected A/R Adjustment Amount and/or the Rebate Amount in order to comply with the requirements of this Section 3.3.  The Parties shall use reasonable efforts to meet and discuss in good faith the objections raised in the Objection Notice and to reach agreement upon the adjustments required to be made to the Closing Inventory Adjustment Amount, the Closing A/R Adjustment Amount, the Collected A/R Adjustment Amount and/or the Rebate Amount within ten (10) Business Days after the delivery of the Objection Notice (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Closing Inventory Adjustment Amount, the Closing A/R Adjustment Amount, the Collected A/R Adjustment Amount and/or the Rebate Amount and the Closing Inventory Statement, the Interim Settlement Statement or the Final Settlement Statement, as applicable, with such changes as may have been agreed in writing by Buyer and Seller, shall be final and binding.  For the avoidance of doubt, if Seller fails to deliver the Objection Notice before the expiration of the Review Period, the Closing Inventory Statement, the Interim Settlement Statement or the Final Settlement Statement, as applicable, and the Closing Inventory Adjustment Amount, the Closing A/R Adjustment Amount, the Collected A/R Adjustment Amount and/or the Rebate Amount reflected in such statement shall be deemed to have been accepted by Seller.    Any portion of the Closing Inventory Adjustment Amount, the Closing A/R Adjustment Amount, the Collected A/R Adjustment Amount and/or the Rebate Amount which has not been disputed by Seller pursuant to this Section 3.3(d)(ii) shall be paid by Seller or Buyer, as the case may be, within ten (10) Business Days of the expiration of the Resolution Period, and such amounts shall be deemed agreed and binding upon the Parties.

(iii)      If Seller and Buyer fail to reach an agreement with respect to all of the matters set forth in the Objection Notice before expiration of the Resolution Period, then they shall engage the Independent Accounting Firm and submit only the remaining disputed items to the Independent Accounting Firm for resolution.

(1)      The Independent Accounting Firm shall act as experts and not arbiters and shall determine only those items on the Closing Inventory Statement, the Interim Settlement Statement or the Final Settlement Statement being disputed by Buyer and Seller as of the time of engagement of the Independent Accounting Firm and make any adjustments to the Closing Inventory Statement, the Interim Settlement Statement or the Final Settlement Statement and the Closing Inventory Adjustment Amount, the Closing A/R Adjustment Amount, the Collected A/R Adjustment Amount and/or the Rebate Amount, as applicable.

(2)      Buyer and Seller shall provide the Independent Accounting Firm the information in their possession or under their control as may be reasonably required by the Independent Accounting Firm to enable it to perform a reasonable analysis of the disputed items of the Closing Inventory Adjustment Amount, the Closing A/R Adjustment Amount, the Collected A/R Adjustment Amount and/or the Rebate Amount.

(3)      The Independent Accounting Firm shall determine its own procedure but shall: (i) give Seller and Buyer a reasonable opportunity to make written and oral representations to it; (ii) require that Seller and Buyer shall supply each other with copies of their written representations at the same time as they are submitted to the Independent Accounting Firm; and (iii) permit Seller and Buyer to be present when the other of them is making oral submissions to the Independent Accounting Firm and to make oral submissions in reply.  The Independent Accounting Firm may, if it reasonably considers it necessary to reach its determination, instruct appraisers, solicitors and other professional advisers.

(4)      Promptly, but no later than thirty (30) days after engagement, the Independent Accounting Firm shall deliver a written report to Buyer and Seller as to their resolution of the disputed items, which shall include the resulting Closing Inventory Adjustment Amount, Closing A/R Adjustment Amount, Collected A/R Adjustment Amount and/or Rebate Amount incorporating such resolution.  The Closing Inventory Adjustment Amount, the Closing A/R Adjustment Amount, the Collected A/R Adjustment Amount and/or the Rebate Amount, as determined by the Independent Accounting Firm, shall be conclusively deemed the Closing Inventory Adjustment Amount, the Closing A/R Adjustment Amount, the Collected A/R Adjustment Amount and/or the Rebate Amount agreed by the Parties.  The fees and expenses of the Independent Accounting Firm incurred in connection with the resolution of disputes pursuant to this Section 3.3(d)(iii) shall be borne by the Seller and Buyer based upon the percentage that the amount actually contested but not awarded to Seller or Buyer, respectively, bears to the aggregate amount actually contested by Seller and Buyer, with such fees and expenses to be paid to the Independent Accounting Firm within thirty (30) days after the Independent Accounting Firm’s determination.

(iv)      The Closing Inventory Adjustment Amount, the Closing A/R Adjustment Amount, the Collected A/R Adjustment Amount and/or the Rebate Amount (incorporating any agreed adjustments pursuant to Sections 3.3(d)(ii) and/or 3.3(d)(iii)) shall be deemed agreed and shall be binding upon the Parties.  Within thirty (30) days following the day the Closing Inventory Adjustment Amount becomes binding upon the Parties in accordance with the provisions of this Section 3.3(d)(iv), such Closing Inventory Adjustment Amount shall be made by wire transfer of immediately available funds to an account designated by Buyer or Seller, as the case may be, in writing to Seller or Buyer, as applicable.  Within thirty (30) days following the day the Collected A/R Adjustment Amount with respect to the Interim Payment Date becomes binding upon the Parties in accordance with the provisions of this Section 3.3(d)(iv), such Collected A/R Adjustment Amount shall be made by wire transfer of immediately available funds to an account designated by Buyer in writing to Seller.  Within thirty (30) days following the day the Closing A/R Adjustment Amount, the Collected A/R Adjustment Amount and/or the Rebate Amount with respect to the Final Payment Date become binding upon the Parties in accordance with the provisions of this Section 3.3(d)(iv), (x) the Closing A/R Adjustment Amount shall be paid by wire transfer of immediately available funds to an account designated by Buyer or Seller, as the case may be, in writing to Seller or Buyer, as applicable, (y) the Collected A/R Adjustment Amount shall be paid by wire transfer of immediately available funds to an account designated by Buyer in writing to Seller and (z) the Rebate Amount shall be paid by wire transfer of immediately available funds to an account designated by Seller in writing to Buyer.  Any payments made pursuant to this Section 3.3, shall be treated as an adjustment to the Purchase Price by the Parties for Tax purposes, unless otherwise required by Legal Requirements.  To the extent that any portion of the Closing Inventory Adjustment Amount, the Closing A/R Adjustment Amount, the Collected A/R Adjustment Amount and/or the Rebate Amount is not timely paid to Buyer in accordance with this Section 3.3(d)(iv), (1) such amounts (A) shall bear interest at the prime rate as disclosed in The Wall Street Journal plus nine percent (9%) per annum or, if such rate exceeds the maximum rate allowed by law, at the maximum rate allowed by law, until paid in full and (B) shall be payable on demand, (2) Buyer may, upon written notice to Seller and Licensor, deduct such amounts, including any accrued and unpaid interest thereon, from payments owed by Buyer to Licensor under the License Agreement, and (3) Buyer may, upon written notice to Seller, deduct such amounts, including any accrued and unpaid interest thereon, from payments owed by Buyer to Seller under the Transitional Services Agreement.

3.4      Purchase Price Allocation.  Within ninety (90) days after the Closing Date, Buyer shall prepare and cause to be delivered to Seller a draft allocation of the consideration delivered pursuant to this Agreement (and all other capitalized costs) among the Assets in accordance with Section 1060 of the Code and the Treasury Regulations issued thereunder (and any similar provision of state, local or other applicable law, as appropriate) (the “Draft Allocation Schedule”).  Buyer will give Seller reasonable opportunity to review and comment on the Draft Allocation Schedule, and the final allocation will be as mutually agreed between Seller and Buyer (such agreed allocation, the “Final Allocation Schedule”). Seller, Buyer and their respective Affiliates shall report and file any Tax Returns (including IRS Form 8594) in all respects and for all purposes consistent with the Final Allocation Schedule.  Seller and Buyer shall timely and properly prepare, execute, file and deliver all such documents, forms and other information as the other Party shall reasonably request to prepare the Draft Allocation Schedule or Final Allocation Schedule.  Neither Buyer nor Seller shall take any position (whether on any Tax Returns, in any Tax proceeding, or otherwise) that is inconsistent with the Final Allocation Schedule, unless required to do so by applicable Legal Requirements.  If the Parties cannot agree on such allocation, the Parties shall use commercially reasonable efforts to resolve any disputes, but if a final resolution is not reached within thirty (30) days following the delivery of the Draft Allocation Schedule to Buyer, notwithstanding any provision to the contrary contained in this Agreement, then the Independent Accounting Firm shall review the Parties’ proposed allocations and, acting as an expert and not as an arbitrator, shall as promptly as practicable (and in any event within thirty (30) days following submission of the matter to the Independent Accounting Firm for resolution) decide the proper allocation of the Purchase Price among the Assets.  Such decision of the Independent Accounting Firm shall be conclusive and binding as among the Parties, and the costs of such review shall be borne by Seller, on one hand, and Buyer, on the other hand, in proportion to the relevant dollar amount each of Seller’s proposed allocation, on the one hand, or Buyer’s proposed allocation, on the other hand, has been modified.

3.5      Withholding Tax.  Buyer shall be entitled to deduct and withhold from the Purchase Price all Taxes that Buyer is required to deduct and withhold under any applicable provision of Tax law; provided,  however, that Buyer shall provide written notification to Seller as soon as practicable prior to withholding any such amounts and shall cooperate in good faith with Seller to take any action necessary or appropriate to reduce or eliminate any such withholding.  All such withheld amounts shall be treated as delivered to Seller hereunder provided such withheld amounts are timely delivered to the appropriate Governmental Authority.

4.      Representations and Warranties of Seller.  Seller hereby represents and warrants to Buyer, which representations are true, correct and complete as of the date hereof and will be true, correct and complete as of the Closing Date, except as otherwise set forth in correspondingly numbered sections of the Schedules to this Agreement, as follows:

4.1      Organization; Qualification.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of California and in each jurisdiction in which either the ownership or use of the assets owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where failure to do so would not have a Material Adverse Effect.  Seller has full corporate power and authority to own, operate or lease, as applicable, the properties and assets now owned, operated or leased by it and to operate the Business as it is now being operated.

4.2      Due Authorization; Enforceability.  The execution, delivery and performance by Seller of this Agreement and the Related Agreements to which it is a party have been duly authorized by all requisite corporate action on the part of Seller.  Seller has the full corporate power and authority to enter into this Agreement and the Related Agreements to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  This Agreement has been duly executed and delivered by Seller and (assuming due authorization, execution and delivery by Buyer) will constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with its terms, except in each case to the extent that such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws of general application affecting the rights and remedies of creditors or secured parties, and that the availability of equitable remedies including specific performance and injunctive relief may be subject to equitable defenses and the discretion of the court before which any proceeding therefor may be brought (the “Enforceability Exceptions”).  When each other Related Agreement to which Seller is or will be a party has been duly executed and delivered by Seller (assuming due authorization, execution and delivery by each other party thereto), such Related Agreement will constitute a legal and binding obligation of Seller enforceable against it in accordance with its respective terms, except in each case to the extent that such enforcement may be subject to the Enforceability Exceptions.

4.3      No Conflict; Consents.  The execution and delivery by Seller, the performance of Seller under, and the consummation by Seller of the transactions contemplated by, this Agreement and the Related Agreements to which Seller is a party do not and will not: (a) violate any provision of the organizational documents of Seller; (b) violate any material Legal Requirement applicable to Seller, the Business or the Assets; (c) require any consent, approval or authorization of, or filing of any certificate, notice, application, report or other document with any Person; or (d) (i) violate or result in a breach of or default under (without regard to requirements of notice, lapse of time, or elections of any Person, or any combination thereof), (ii) permit or result in the termination, suspension or modification of, (iii) result in the acceleration of (or give any Person the right to accelerate) the performance of Seller under, or (iv) result in the creation or imposition of any Encumbrance under any Contract or any other instrument evidencing any of the Assets or by which Seller, the Business or any of the Assets is bound or affected

4.4      Broker; Brokers’ Fees.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

4.5      Legal Proceedings.  There are no Actions pending or, to Seller’s knowledge, threatened against or by Seller, (i) relating to or affecting the Business, the Assets or the Assumed Liabilities; or (ii) that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.  No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

4.6      Inventory.  All Inventory is of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established.  All Inventory has been valued at Seller’s cost consistent with past practice.  All Inventory is owned by Seller free and clear of all Encumbrances, and no Inventory is held on a consignment basis.  All Inventory is warehoused at Seller’s facility located at 4801 Stoddard Road, Modesto, California, USA 95356.  Inventory acquired by Seller has been acquired in the ordinary course of business, in customary quantities and at prevailing prices.  The quantities of each item of Inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Business.  Schedule 4.6 contains a complete and correct list of all Inventory, which lists the location, type, value and aging of such Inventory.

4.7      Accounts Receivable.  The Accounts Receivable set forth on Schedule 4.7  (a) have arisen from bona fide transactions entered into by Seller involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice; (b) constitute only valid, undisputed claims of Seller not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice; and (c) are collectible in full within ninety (90) days after billing.

4.8      Assigned POs.  Schedule 2.1(c) lists each of the open purchase orders for sale of the Inventory to customers of the Business.  Each Assigned PO is valid and binding on Seller in accordance with its terms and is in full force and effect.  None of Seller or, to Seller’s knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or has provided or received any notice of any intention to terminate, any Assigned PO.  No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Assigned PO or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. Complete and correct copies of each Assigned PO (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Buyer.  There are no material disputes pending or threatened under any Assigned PO.

4.9      Title to Assets.  Seller has good and valid title to, or a valid leasehold interest in, all of the Assets.  All such Assets are free and clear of Encumbrances. There are no unpaid assessments for Taxes with respect to the Assets that could result in a Tax lien against any of the Assets and, to Seller’s knowledge, no Tax authority is in the process of imposing any Tax lien on any of the Assets.

4.10      Leases.  The Leases are in full force and effect and Seller has not received any notice of default under the Leases.

5.      Representations and Warranties of Buyer.  Buyer hereby represents and warrants to Seller, which representations are true, correct and complete as of the date hereof and will be true, correct and complete as of the Closing Date, except as otherwise set forth in correspondingly numbered sections of the Schedules to this Agreement, as follows:

5.1      Organization; Qualification.  Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of New York and in each jurisdiction in which either the ownership or use of the assets owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where failure to do so would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated by the Agreement and the Related Agreements.

5.2      Due Authorization; Enforceability.  The execution, delivery and performance by Buyer of this Agreement and the Related Agreements to which it is a party have been duly authorized by all requisite limited liability company action on the part of Buyer.  Buyer has the full limited liability company power and authority to enter into this Agreement and the Related Agreements to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  This Agreement has been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by each other party thereto) will constitute legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with its respective terms, except in each case to the extent that such enforcement may be subject to the Enforceability Exceptions.  When each other Related Agreement to which Buyer is or will be a party has been duly executed and delivered by Buyer (assuming due authorization, execution and delivery by each other party thereto), such Related Agreement will constitute a legal and binding obligation of Buyer enforceable against it in accordance with its respective terms, except in each case to the extent that such enforcement may be subject to the Enforceability Exceptions.

5.3      No Conflict; Consents.  The execution and delivery by Buyer, the performance of Buyer under, and the consummation by Buyer of the transactions contemplated by, this Agreement and the Related Agreements to which Buyer is a party do not and will not: (a) violate any provision of the organizational documents of Buyer; (b) violate any material Legal Requirement applicable to Buyer or its assets; (c) require any consent, approval or authorization of, or filing of any certificate, notice, application, report or other document with any Person; or (d) (i) violate or result in a breach of or default under (without regard to requirements of notice, lapse of time, or elections of any Person, or any combination thereof), (ii) permit or result in the termination, suspension or modification of, (iii) result in the acceleration of (or give any Person the right to accelerate) the performance of Buyer under, or (iv) result in the creation or imposition of any Encumbrance under any Contract or any other instrument by which Buyer or any of its assets is bound or affected.

5.4      Legal Proceedings.  There are no Actions pending or, to Buyer’s knowledge, threatened against or by Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.  No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

5.5      Broker; Brokers’ Fees.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

6.      Covenants of Seller and Buyer.

6.1      Conduct of Business Prior to the Closing.  Buyer and Seller acknowledge that the SPA contains certain interim operating covenants set forth in Section 6 of the SPA in respect of the conduct of the Business and Assets between the date hereof and the SPA Closing, subject to the limitations set out therein.  Irene hereby grants to Buyer the benefit of its rights arising under such interim operating covenants solely to the extent such rights relate to the Assets.  At Buyer’s expense, Irene shall use its best efforts to enforce Sunningdale’s and its Affiliates’ obligations with respect to such interim operating covenants pursuant to and subject to the limitations of the SPA.  Irene agrees to promptly notify Buyer of any event, occurrence, condition, development, change or state of facts the existence, occurrence or taking of which has resulted in, or could reasonably be expected to result in the breach of such interim operating covenants by Sunningdale or any of its Affiliates of which it becomes aware.  Buyer’s remedy for breach of the interim operating covenants by Sunningdale or any of its Affiliates shall be limited to 100% of the dollar amount of Irene’s aggregate recovery under the SPA.

6.2      Access to Seller.  Between the date of this Agreement and Closing, and upon reasonable advance notice, Seller will afford or will cause to be afforded to Buyer or authorized representatives of Buyer, reasonable access during normal business hours to the Books and Records, other documents and data, properties, assets, premises, offices, plants and other facilities to the extent related to the Assets as Buyer may reasonably request; provided, however, that Buyer and any authorized representatives of Buyer shall not materially or unduly interfere with any of the operations or business activities of Seller.  Seller shall not be required to provide access to, or disclose, information to the extent such access or disclosure would violate any attorney-client privilege or contravene any Legal Requirement or binding agreement entered into prior to the date of this Agreement.  Buyer shall not and shall procure that none of its Affiliates or any officer, employee, agent or adviser of Buyer or its Affiliates shall make use of or divulge to any other person (other than to Buyer’s professional advisers for any purposes of this Agreement) any confidential information relating to the Business or Seller which Buyer may obtain in the exercise of its rights under this Section 6.2.

6.3      No Solicitation of Other Bids.  Seller shall not, and shall not authorize or permit any of its Affiliates or any of its or their representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal, (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal, or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal.  Seller shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal.  For purposes hereof, “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Buyer or any of its Affiliates) relating to the direct or indirect disposition, whether by sale, merger or otherwise, of all or any portion of the Business or the Assets other than as contemplated by the

SPA.   Seller agrees that the rights and remedies for noncompliance with this Section 6.3 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Buyer and that money damages would not provide an adequate remedy to Buyer

6.4      Confidentiality.

(a)      Non-Disclosure by Seller.  Seller shall, and shall cause its Affiliates to, treat and hold confidential all of the Confidential Information, refrain from using any of the Confidential Information, except in connection with this Agreement or the other Related Agreements, and, after Closing, deliver promptly to Buyer or destroy, at the request and option of Buyer, all tangible embodiments (and all copies) of the Confidential Information which are in its possession.  In the event that Seller or any of its Affiliates is requested or required by Legal Requirement to disclose any Confidential Information, Seller or its Affiliates, as the case may be, will notify Buyer promptly of the request or requirement so that Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section 6.4(a).  If, in the absence of a protective order or the receipt of a waiver hereunder, Seller or any of its Affiliates is, on the advice of counsel, compelled to disclose any Confidential Information to any Governmental Authority or else stand liable for contempt, Seller or its Affiliates, as the case may be, may disclose the Confidential Information to the Governmental Authority; provided,  however, that Seller or its Affiliate, as applicable, shall use its reasonable best efforts to obtain, at the request and expense of Buyer, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Buyer shall designate.  The foregoing provisions shall not apply to any Confidential Information which is (i) generally available to the public immediately prior to the time of disclosure (other than through a breach of this Agreement by Seller or any of its Affiliates) or (ii) lawfully acquired by Seller, any of its Affiliates or their respective representatives from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation.  For purposes of this Agreement, “Confidential Information” shall mean non-public proprietary and confidential information concerning the financial data, strategic business plans, product development (or other proprietary product data), customer lists, customer information, costs, pricing, materials, supplies, venders, products, database information, services, information relating to governmental relations, discoveries, practices, processes, methods, marketing plans, and other material non-public, proprietary and confidential information of Seller, Buyer or relating to the Business or the Assets.

(b)      Non-Disclosure by Buyer.  Prior to Closing, Buyer shall, and shall cause its Affiliates to, treat and hold confidential all of the Confidential Information, refrain from using any of the Confidential Information, except in connection with this Agreement or the other Related Agreements.  In the event that Buyer or any of its Affiliates is requested or required by Legal Requirement to disclose any Confidential Information, Buyer or its Affiliates, as the case may be, will notify Seller promptly of the request or requirement so that Seller may seek an appropriate protective order or waive compliance with the provisions of this Section 6.4(b).  If, in the absence of a protective order or the receipt of a waiver hereunder, Buyer or any of its Affiliates is, on the advice of counsel, compelled to disclose any Confidential Information to any Governmental Authority or else stand liable for contempt, Buyer or its Affiliates, as the case may be, may disclose the Confidential Information to the Governmental Authority; provided,  however, that Buyer or its

Affiliate, as applicable, shall use its reasonable best efforts to obtain, at the request and expense of Seller, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Seller shall designate.  The foregoing provisions shall not apply to any Confidential Information which is (i) generally available to the public immediately prior to the time of disclosure (other than through a breach of this Agreement by Buyer or any of its Affiliates) or (ii) lawfully acquired by Buyer, any of its Affiliates or their respective representatives from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation.

(c)      The provisions of this Section 6.4 shall survive the Closing under this Agreement.

6.5      Notification.  From the date hereof until the Closing, Seller shall promptly notify Buyer in writing of any event, occurrence, condition, development, change or state of facts the existence, occurrence or taking of which (A) has resulted in, or could reasonably be expected to result in, any representation or warranty made by Seller hereunder not being true and correct, or (B) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 9 to be satisfied.  Buyer’s receipt of information pursuant to this Section 6.5 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller in this Agreement and shall not be deemed to amend or supplement the Schedules.

6.6      Public Announcements.  Buyer and Seller will in good faith consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this Agreement.

6.7      Bulk Transfers.  Buyer and Seller each waive compliance by the other with Legal Requirements relating to bulk transfers that may be applicable to the transactions contemplated by this Agreement.  Any liabilities arising out of the failure of Seller to comply with the Legal Requirements related to bulk transfer which would not otherwise constitute Assumed Liabilities shall be treated as Excluded Liabilities.

6.8      Receivables.  From and after the Closing, if Seller or any of its Affiliates receives or collects any funds relating to any Accounts Receivable or any other Asset, Seller or its Affiliate shall remit such funds to Buyer within five (5) Business Days after its receipt thereof.  From and after the Closing, if Buyer or its Affiliate receives or collects any funds which properly belong to Seller, Buyer or its Affiliate shall remit any such funds to Seller within five (5) Business Days after its receipt thereof. Buyer shall undertake commercially reasonable best efforts to collect the Accounts Receivable subject to all applicable Legal Requirements.

6.9      Further Assurances; Satisfaction of Covenants.  Prior to and after Closing, each of Seller and Buyer, at either Party’s request and without further consideration, shall execute, or cause to be executed, such documents and other papers and take or cause to be taken such further action as may be reasonably required to carry out the provisions of this Agreement and to consummate and make effective the transactions contemplated by this Agreement.  Seller and Buyer shall each use commercially reasonable efforts to satisfy each of its covenants and obligations under this

Agreement and to satisfy each condition to Closing it is required to satisfy under this Agreement (other than those conditions contemplated to be satisfied at Closing) prior to Closing and so as to permit Closing to occur by the Outside Closing Date.

6.10      Tax Matters.

(a)      Transfer Taxes.  Notwithstanding any provision herein to the contrary, all excise, transfer, documentary, sales, use, value added, stamp, registration, recording, conveyance, franchise, property and other similar Taxes, levies, charges and fees (including any penalties and interest imposed with respect to such Taxes) incurred in connection with the conveyance of the Assets by Seller to Buyer pursuant to this Agreement (“Transfer Taxes”) and such Transfer Taxes shall be borne solely by Seller; provided, that Seller and Buyer shall cooperate to reduce, to the extent commercially feasible, any such Transfer Taxes.  The Party that is required by applicable law to make the filings, reports, or returns with respect to any applicable Transfer Taxes shall do so on a timely basis, and the other Party shall cooperate with respect thereto as necessary.

(b)      All Other Taxes.  Seller shall be responsible for, and shall indemnify Buyer against, all Pre-Closing Taxes, and Buyer shall be responsible for, and shall indemnify Seller against, all Post-Closing Taxes.  For purposes of this Agreement, “Pre-Closing Taxes” shall mean (i) any Taxes imposed on Seller for a Pre-Closing Tax Period, (ii) any Taxes of Seller arising in connection with the consummation of the transactions contemplated by this Agreement (excluding, for the avoidance of doubt, any Transfer Taxes), and (iii) Taxes attributable to the use and ownership of the Assets or the conduct of the Business during the Pre‑Closing Tax Period, in each case, other than (x) Transfer Taxes that are the responsibility of Buyer pursuant to Section 6.10(a) and (y) any sales Taxes that are the responsibility of Buyer pursuant to Section 6.10(d).  For purposes of this Agreement, “Post-Closing Taxes” shall mean (i) Taxes attributable to the use and ownership of the Assets or the conduct of the Business during the Post-Closing Tax Period, and (ii) Transfer Taxes that are the responsibility of Buyer pursuant to Section 6.10(a), in each case, other than any sales Taxes that are the responsibility of Seller pursuant to Section 6.10(d).

(c)      Straddle Period Allocation.  Except as otherwise provided in this Section 6.10, in the case of Taxes (including property Taxes and ad valorem Taxes) for a taxable period which includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of Taxes allocable to the Pre-Closing Tax Period shall be deemed to be (i) in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and (ii) in the case of Taxes not described in (i) above (such as franchise Taxes or Taxes that are based on or related to income or receipts), the amount of Taxes determined as if such Taxable period ended on the Closing Date based on a “closing of the books” methodology.

(d)      Certain Straddle Period Sales Taxes.  Notwithstanding any provision herein to the contrary:

(1)      In the event sales Taxes become due and payable with respect to sales made by Seller on or prior to the Closing Date but for which payment is received from a customer by Buyer after the Closing Date, Buyer shall collect and remit such sales Taxes, and file any applicable sales Tax Returns with respect thereto, to the maximum extent permitted by applicable Law;

(2)      In the event Seller is required to pay sales Taxes with respect to sales made by Seller on or prior to the Closing Date but for which payment is received from a customer by Buyer after the Closing Date, upon receipt of proof of payment of such sales Taxes, Buyer shall promptly reimburse Seller for any such Taxes paid by Seller as and when Buyer collects such payments from such customers; and

(3)      In the event Buyer is required to pay sales Taxes with respect to sales made by Seller on or prior to the Closing Date but for which payment was received from a customer by Seller before or after the Closing Date, upon receipt of proof of payment of such sales Taxes, Seller shall promptly reimburse Buyer for any such Taxes paid by Buyer.

(e)      Tax Refunds and Credits.  Any Tax refunds received by Buyer or any Affiliate thereof, and any amounts credited against Tax to which Buyer or any Affiliate thereof become entitled, that relate to Pre-Closing Taxes or that are attributable to Taxes for which Seller is responsible under this Agreement shall be for the account of Seller, and Buyer promptly shall pay over to Seller any such refund or the amount of any such credit after receipt or entitlement thereto.  Any Tax refunds received by Seller or any Affiliate thereof, and any amounts credited against Tax to which Seller or any Affiliate thereof become entitled, that relate to Post-Closing Taxes or that are otherwise attributable to Taxes for which Buyer is responsible under this Agreement shall be for the account of Buyer, and Seller promptly shall pay over to Buyer any such refund or the amount of any such credit after receipt or entitlement thereto.

(f)      Cooperation on Tax Matters.  After the Closing, Seller and Buyer shall cooperate, and shall cause their respective Affiliates to cooperate, with each other in connection with the preparation or audit of any Tax Return(s), any refund claim or any Tax audits, Tax disputes or administrative, judicial or other proceedings related to any Taxes with respect to the Assets or otherwise contemplated by Section 6.10.  Such cooperation shall include, but not be limited to, the services of the Chief Financial Officer of Seller as such services were provided to Seller immediately prior to Closing, the retention, and (upon the other Party’s reasonable request) the provision of records and information relating to Taxes to the extent relevant to the Assets, the Business, the Assumed Liabilities or the transactions contemplated by this Agreement, other than records and information that are protected by recognized professional privilege.  The Party requesting assistance hereunder shall reimburse the assisting Party for reasonable out-of-pocket expenses incurred in providing assistance; provided, that such out-of-pocket expenses shall not include any amounts paid to any employee, agent or adviser of the assisting Party or the cost of providing any records relating to sales taxes.  The Buyer and the Seller will retain for the full period of any statute of limitations and provide the other with any records or information which may be relevant to such preparation, audit, examination, proceeding or determination, other than records or information that are protected by recognized professional privilege.

(g)      Resale Certificate.  Buyer shall take all reasonable actions required to obtain a valid resale certificate (the “Resale Certificate”), including obtaining a California Seller’s Permit, if required to provide the Resale Certificate.

6.11      Employees.

(a)      Seller shall be solely responsible for, and Buyer shall have no obligations whatsoever for, any compensation or other amounts payable to any current or former employee, officer, director, independent contractor or consultant of Seller, including, without limitation, hourly pay, commission, bonus, salary, accrued vacation, fringe, pension or profit sharing benefits or severance pay for any period relating to the service with Seller at any time on or prior to the Closing Date and Seller shall pay all such amounts to all entitled persons on or prior to the Closing Date.

(b)      Seller shall remain solely responsible for, and Buyer shall have no obligations whatsoever for, the satisfaction of all claims under the Company Plans, including, but not limited to, medical, dental, life insurance, health accident or disability benefits brought by or in respect of current or former employees, officers, directors, independent contractors or consultants of the Business or the spouses, dependents or beneficiaries thereof.  Seller also shall remain solely responsible for, and Buyer shall have no obligations whatsoever for, any and all worker’s compensation claims of any current or former employees, officers, directors, independent contractors or consultants of Seller which relate to events occurring on or prior to the Closing Date.  Seller shall pay, or cause to be paid, all such amounts to the appropriate persons as and when due.

(c)      Nothing in this Agreement, express or implied, (i) shall confer upon any employee of Seller, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement, (ii) shall amend, or be deemed to amend, any Company Plan, or (iii) is intended to, or does, constitute the establishment of, or an amendment to, any Company Plan.

6.12      SPA Working Capital Adjustment.  At Seller’s expense, Buyer shall provide Seller (or its designee) reasonable assistance and cooperation in connection with the purchase price adjustment mechanism set forth in the SPA upon three (3) Business Days’ prior written notice to Buyer by Seller.

6.13      True Sale.  The Parties agree that the sale of the Accounts Receivable pursuant to this Agreement shall be accounted for as a true sale from Seller to Buyer.  In addition, the Parties intend that the transactions contemplated by this Agreement be true sales by Seller to Buyer that irrevocably transfer and relinquish Seller’s ownership rights with respect to the purchased Accounts Receivable, terminate any rights to sell, pledge or otherwise dispose of any of such Accounts Receivable and provides Buyer with the full benefits of ownership of such Accounts Receivable, and neither Seller nor Buyer intends the transactions contemplated by this Agreement to be characterized as a loan from Buyer to Seller for any reason.

6.14      Goods in Transit.  Seller hereby agrees that it shall not, and shall not permit its Affiliates to, make any payment of amounts due and payable by Seller to any third party supplier with respect to any Inventory that is in transit on the Closing Date without the prior written consent of Buyer, which consent shall not be unreasonably withheld.  For purposes of clarification, it shall be unreasonable for Buyer to withhold consent to payment for goods which substantially conform to their specifications.  Seller shall notify Buyer in writing as soon as practicable in advance of any deadline for payment of such amounts and Buyer shall have five (5) Business Days from receipt of such notice to provide Seller with its consent (or its determination not to provide such consent).  In the event Buyer does not consent as set forth in the preceding sentence, Seller shall pay to Buyer the value of the Inventory as to which Buyer did not consent to payment (such value to be determined in accordance with Section 3.3(a)(i)(3).  Buyer and Seller shall cooperate and good faith seek to mutually agree on the treatment of non-conforming goods for which payment was denied pursuant to this Section 6.14.

7.      Maintenance of Books and Records.

7.1      Buyer.  In order to facilitate the resolution of any claims made against or incurred by Seller prior to the Closing, or for any other reasonable purpose, for a period of seven (7) years after the Closing, Buyer shall:

(a)      retain the Books and Records relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of Seller; and

(b)      upon reasonable notice, afford Seller’s representatives reasonable access (including the right to make, at Seller’s expense, photocopies), during normal business hours, to such Books and Records.

7.2      Seller.  In order to facilitate the resolution of any claims made by or against or incurred by Buyer after the Closing, or for any other reasonable purpose, for a period of seven (7) years following the Closing, Seller shall:

(a)      retain the books and records (including personnel files) of Seller which relate to the Business and its operations for periods prior to the Closing; and

(b)      upon reasonable notice, afford Buyer’s representatives reasonable access (including the right to make, at Buyer’s expense, photocopies), during normal business hours, to such books and records.

7.3      Limitations.  Neither Buyer nor Seller shall be obligated to provide the other Party with access to any books or records (including personnel files) pursuant to this Section 7 where such access would violate any Legal Requirement.

8.      Conditions Precedent to Buyer’s Obligations.  The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver, at or prior to the Closing Date (as provided herein), of the following conditions:

8.1      Representations and Warranties of Seller.  The representations and warranties of Seller made on behalf of itself in this Agreement and any certificate or other writing delivered pursuant hereto shall be true, complete and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect), at and as of the Closing with the same effect as if made at and as of the Closing, except for any representation or warranty that is made as of a specified date, which representation or warranty will be true, complete and correct as of such specified date.

8.2      Covenants.  Seller shall have duly performed and complied in all material respects with all covenants and agreements required by this Agreement and each of the Related Agreements to be performed or complied with by it prior to or at the Closing

8.3      Action; Judgments.  No Action shall have been commenced against Buyer or Seller, which would prevent the Closing.  On the Closing Date, there will not be in effect any judgment, decree, order or other prohibition having the force of law that would reasonably be expected to prevent or make unlawful the Closing.

8.4      Closing Deliverables.  Seller shall have furnished to Buyer the following:

(a)      the Transitional Services Agreement, dated as of the Closing Date, duly executed by an authorized representative of Seller;

(b)      the License Agreement, dated as of the Closing Date, duly executed by an authorized representative of Licensor;

(c)      the Bill of Sale, dated the Closing Date and substantially in the form of Exhibit D hereto (the “Bill of Sale”), duly executed by an authorized representative of Seller;

(d)      the Assignment and Assumption Agreement, dated as of the Closing Date and substantially in the form of Exhibit E hereto (the “Assignment and Assumption Agreement”), duly executed by an authorized representative of Seller;

(e)      the ABN AMRO Escrow Agreement, dated as of the Closing Date, duly executed by an authorized representative of Seller and countersigned by ABN AMRO;

(f)      the Books and Records;

(g)      a certificate, dated the Closing Date and duly executed by the Secretary (or equivalent officer) of Seller, certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Seller authorizing the execution, delivery and performance of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby; and

(h)      a certificate, dated the Closing Date and executed by a duly authorized officer of Seller, certifying that each of the conditions set forth in Sections 8.1,  8.2 and 8.3 have been satisfied.

8.5      SPA Closing.  The SPA Closing shall have occurred.

8.6      Canadian APA Closing.  The Canadian APA Closing shall have occurred substantially concurrently with the Closing.

8.7      Execution of ABN AMRO Escrow Agreement.  Seller shall have provided evidence satisfactory to Buyer that all other parties to the ABN AMRO Escrow Agreement have executed and delivered their respective signature pages thereto and the final executed ABN AMRO Escrow agreement shall be in a form acceptable to Buyer in its sole and absolute discretion.

9.      Conditions Precedent to Seller’s Obligations.  The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver, at or prior to the Closing Date (as provided herein), of the following conditions:

9.1      Representations and Warranties of Buyer.  The representations and warranties of Buyer made on behalf of itself in this Agreement and any certificate or other writing delivered pursuant hereto shall be true, complete and correct in all respects (in the case of any representation or warranty qualified by materiality) or in all material respects (in the case of any representation or warranty not qualified by materiality), at and as of the Closing with the same effect as if made at and as of the Closing, except for any representation or warranty that is made as of a specified date, which representation or warranty will be true, complete and correct as of such specified date.

9.2      Covenants.  Buyer shall have duly performed and complied in all material respects with all covenants and agreements required by this Agreement and each of the Related Agreements to be performed or complied with by it prior to or at the Closing.

9.3      Actions; Judgments.  No Action shall have been commenced against Buyer or Seller, which would prevent the Closing.  On the Closing Date, there will not be in effect any judgment, decree, order or other prohibition having the force of law that would reasonably be expected to prevent or make unlawful the Closing.

9.4      Closing Deliverables.  Buyer shall have furnished to Seller or ABN AMRO, as applicable, the following:

(a)      the Base Purchase Price by wire transfer of immediately available funds from the PC Escrow Account to the ABN AMRO Escrow Account;

(b)      the Transitional Services Agreement, dated as of the Closing Date, duly executed by an authorized representative of Buyer;

(c)      the License Agreement, dated as of the Closing Date, duly executed by an authorized representative of Buyer;

(d)      the Assignment and Assumption Agreement, dated as of the Closing Date, duly executed by an authorized representative of Buyer;

(e)      the ABN AMRO Escrow Agreement, dated as of the Closing Date, duly executed by an authorized representative of Buyer;

(f)      a certificate, dated the Closing Date and duly executed by the Secretary (or equivalent officer) of Buyer, certifying that attached thereto are true and complete copies of all resolutions adopted by the members and the co-managing members of Buyer authorizing the execution, delivery and performance of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;

(g)      a certificate, dated the Closing Date and executed by a duly authorized officer of Buyer, certifying that each of the conditions set forth in Sections 9.1,  9.2 and 9.3 have been satisfied; and

(h)      a Resale Certificate.

9.5      SPA Closing.  The SPA Closing shall have occurred.

10.      Indemnification.

10.1      Survival.  The Parties agree that the representations and warranties of the Parties set forth in Sections 4.1,  4.2,  4.3,  4.4,  5.1,  5.2,  5.3 and 5.5 (the “Fundamental Representations”) shall survive indefinitely and all other representations and warranties of the Parties shall survive for twelve (12) months following the Closing. This Section 10.1 shall not limit any rights (a) to indemnification with respect to breach of any of the covenants or agreements of the other Party set forth in this Agreement or (b) Losses of Buyer Indemnitees under Section 10.2(a)(iii) or of Seller Indemnitees under Section 10.2(b)(iii).  Notwithstanding the foregoing, any representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate if (and solely with regards to) written notice setting forth in reasonable detail the basis of a claim pursuant to such representation or warranty giving rise to such right of indemnity shall have been given to the Party against whom such indemnity may be sought prior to the expiration of such survival period.

10.2      Indemnification.

(a)      Subject to the limitations set forth in this Section 10, from and after the Closing Date, Seller shall indemnify and hold harmless, Buyer and its Affiliates and their respective officers, directors, stockholders, members, employees and agents (collectively, “Buyer Indemnitees”) from, against and in respect of damages, losses, liabilities, obligations or expenses (including, without limitation, reasonable attorneys’ fees and expenses) (“Losses”) incurred or sustained by, or imposed upon, the Buyer Indemnitees based upon, arising out of, with respect to or by reason of:

(i)      any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(ii)      any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement;

(iii)      the Excluded Liabilities;

(iv)      without duplication, Taxes for which Seller is responsible pursuant to Section 6.10; or

(v)      any Third Party Claim based upon, resulting from or arising out of the operation of the Business by Seller or any of its Affiliates (other than the Assets or Assumed Liabilities) conducted, existing or arising on or prior to the Closing Date.

(b)      Subject to the limitations set forth in this Section 10, from and after the Closing Date, Buyer shall indemnify and hold harmless, Seller and its Affiliates and their respective officers, directors, stockholders, members, employees and agents (collectively, “Seller Indemnitees”) from, against and in respect of Losses incurred or sustained by, or imposed upon, the Seller Indemnitees based upon, arising out of, with respect to or by reason of:

(i)      any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(ii)      any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement;

(iii)      the Assumed Liabilities;

(iv)      without duplication, Taxes for which Buyer is responsible pursuant to Section 6.10; or

(v)      any Third Party Claim based upon, resulting from or arising out of the operation of the Business by Buyer or any of its Affiliates from and after the Closing Date.

10.3      Procedures.

(a)      Promptly after obtaining knowledge of any matter that a Buyer Indemnitee or Seller Indemnitee, as applicable (the “Indemnified Party”), believes will entitle the Indemnified Party to indemnification from the other Party (the “Responsible Party”) under this Section 10, the Indemnified Party shall provide to the Responsible Party written notice describing the matter in reasonable detail, including the nature of the claim, the basis for the indemnification obligation and the estimated amount of Losses resulting therefrom to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim) (a “Notice of Claim”).  To the extent that any such matter relates to any Third Party Claim, such claim, action, suit or proceeding will be governed by Section 10.3(b) below.  For claims for indemnification under this Section 10 other than those relating to Third Party Claims, the Responsible Party shall have thirty (30) days after its receipt of the Notice of Claim to respond to the claim(s) described therein.  Such response shall set forth, in reasonable detail, the Responsible Party’s objection(s), if any, to the claim(s) and its basis for such objection(s).  If the Responsible Party fails to provide such a response with such time period, the Responsible Party will be deemed to have conceded the claim(s) set forth in the Notice of Claim.  If the Responsible Party provides its response within such time period, the Indemnified Party and the Responsible Party shall negotiate the resolution of the claim(s) for a period of not less than twenty (20) Business Days after such response is provided.  If the Responsible Party and the Indemnified Party are unable to resolve any such claim(s) within such time period, the Indemnified Party shall be entitled to pursue any legal remedies available to the Indemnified Party against the Responsible Party with respect solely to the unresolved claim(s), subject to the other provisions of this Section 10.

(b)      If a claim, action, suit or proceeding by a Person other than a Party hereto or its respective Affiliates (a “Third Party Claim”) is made against any Indemnified Party, and if such Indemnified Party intends to seek indemnification with respect thereto under this Section 10, such Indemnified Party shall promptly notify the Responsible Party of such claims; provided,  however, that the failure to so notify shall not relieve the Responsible Party of its obligations hereunder, except to the extent that the Responsible Party is actually prejudiced thereby.

(c)      The Responsible Party shall have thirty (30) days after receipt of such notice to elect to assume the conduct and control, at the expense of the Responsible Party, of the settlement or defense thereof, and the Indemnified Party shall cooperate with it in connection therewith; provided, that the Responsible Party shall permit the Indemnified Party to participate in such settlement or defense through counsel chosen by such Indemnified Party and the fees and expenses of such counsel shall be borne by the Indemnified Party.  Notwithstanding the foregoing, the Responsible Party shall not be entitled to assume control of the defense as to any matter, and if subject to indemnification under this Section 10, shall pay the reasonable fees and expenses of counsel selected and retained by the Indemnified Party, if: (i) the Responsible Party does not elect to undertake the defense of such Third Party Claim within thirty (30) days after the receipt of the Indemnified Party’s Notice of Claim; or (ii) the claim for indemnification directly relates to any criminal proceeding, action or indictment against the Indemnified Party (collectively, the “Litigation Control Conditions”).  If the claim meets one or more of the Litigation Control Conditions, the Indemnified Party shall have the right to assume control of the defense of the claim but shall not thereby waive any right to indemnification therefor pursuant to this Agreement; provided, however, that the Indemnified Party shall not consent to an entry of judgment or settle such claim without the prior written consent of the Responsible Party, which consent shall not be unreasonably withheld, conditioned or delayed.  The Responsible Party shall be permitted independently to consent to an entry of judgment or settle any Third Party Claim; provided that in the event such judgment or settlement includes any obligation being imposed on the Indemnified Party other than the payment of cash, then such judgment or settlement shall not be entered into without the prior written consent of the Indemnified Party.

(d)      Any Indemnified Party shall cooperate in all reasonable respects with the Responsible Party and its attorneys in the investigation, trial and defense of any Third Party Claim and any appeal arising therefrom and, at the expense of the Responsible Party, shall furnish such books, records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith.  Such cooperation shall include access during normal business hours afforded to the Responsible Party and its agents and representatives to, and reasonable retention by the Indemnified Party of, books, records and information which have been identified by the Responsible Party as being reasonably relevant to such Third Party Claim, including with respect to any Tax-related Third Party Claim, causing Buyer to make available to Seller or its representative Tax Returns and related work papers, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Parties shall cooperate with each other in any notifications to insurers.

(e)      Within five (5) Business Days after it is determined pursuant to this Section 10 that any amount is due to any Buyer Indemnitee such amount shall be paid by Seller, in each such case, in cash by wire transfer of immediately available funds, to Buyer’s account.  Within five (5) Business Days after it is determined pursuant to this Section 10 that any amount is due to any Seller Indemnitee under this Section 10, such amount shall be paid by Buyer, in cash by wire transfer of immediately available funds, to Seller’s designated account.  If any payment required under this Section 10.3(e) is not made in full within five (5) Business Days after it is determined under this Section 10 that such payment is due, the unpaid part of such payment will thereafter bear simple interest at a rate equal to the prime rate as disclosed in The Wall Street Journal plus 9% per annum or, if such rate exceeds the maximum rate allowed by law, at the maximum rate allowed by law, until paid in full.

10.4      Limitations on Indemnification Obligations.  The rights of Buyer Indemnitees and Seller Indemnitees to indemnification pursuant to the provisions of Section 10.2 are subject to the following limitations:

(a)      In no event shall the aggregate liability of Seller and its Affiliates or Buyer and its Affiliates hereunder exceed the Purchase Price.

(b)      Section 10.4 shall not apply to Losses based upon, arising out of, with respect to or by reasons of (i) the fraud or willful misconduct of the other Party or (ii) any inaccuracy in or breach of any Fundamental Representation.

(c)      Notwithstanding anything to the contrary, neither Party will be liable to the other Party or its Affiliates for any loss of future revenue, income, or profits or for any punitive damages in connection with this Agreement or any of the Related Agreements; provided,  however, that this limitation shall not apply to claims for Losses resulting from or arising out of fraud or willful misconduct on the part of either Party.

(d)      Without limiting the effect of any other limitation contained in this Section 10, for purposes of computing the amount of any Losses incurred by an Indemnified Party hereunder, there shall be deducted an amount equal to the amount of any insurance proceeds, indemnification payments, contribution payments or reimbursements actually received by such Indemnified Party in connection with such Losses (it being agreed that, promptly after the realization of any such reduction of Losses pursuant hereto, such Indemnified Party shall reimburse the Responsible Party for such reduction in Losses for which such Indemnified Party was indemnified prior to the realization of reduction of Losses).

(e)      Buyer and Seller shall cooperate with each other with respect to resolving any claim or liability with respect to which one Party is obligated to indemnify the other Party under this Section 10, including by making commercially reasonable efforts to mitigate the amount of Losses, whether by seeking the benefits of any insurance, indemnity, contribution or other payments or recoveries of a like nature applicable to such Losses or otherwise.

(f)      Without limiting the effect of any other limitation contained in this Section 10, the calculation of Losses shall not include losses arising because of a change after Closing in Legal Requirements or accounting principle.

(g)      All materiality qualifications contained in the representations and warranties of the Parties set forth in this Agreement (however they may be phrased and including the term “Material Adverse Effect”) shall be ignored and not given any effect for purposes of determining Losses under this Section 10.

10.5      Sole Remedy.

(a)      Except for (i) claims arising out of fraud or willful misconduct by a Party (for which the other Parties may seek any remedy available to it in law or in equity); or (ii) the ability of the Parties to seek equitable remedies in accordance with Section 22, the indemnification rights provided pursuant to this Section 10 shall be the sole and exclusive remedies of the Parties and their respective officers, directors, employees, Affiliates, agents, representatives, successors and assigns for any breach of any representations and warranties, covenants and agreements contained in this Agreement.

(b)      Any liability for indemnification under this Section 10 shall be determined without duplication of recovery by reason of the set of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or undertaking, or one or more rights to indemnification.  Neither Party shall have liability for breach of a representation or warranty or covenant if and to the extent the other Party has been compensated pursuant to a Purchase Price adjustment pursuant to Section 3.3.

10.6      Certain Rules.  The indemnification obligations in this Section 10 are for the benefit of the Indemnified Parties and their officers, directors and employees.  Unless otherwise required by applicable law, any indemnity payments made pursuant to this Agreement shall be treated by the Parties as an adjustment to the Purchase Price for all federal, state, local and foreign Tax purposes.

11.      Termination.

11.1      Termination.  This Agreement may be terminated prior to the Closing, by written notice by the Party seeking to terminate, only in accordance with the following:

(a)      At any time by mutual written consent of Seller and Buyer;

(b)      By Seller or by Buyer if the Closing has not taken place on or before the Outside Closing Date other than by reason of a breach or default of any of the covenants or agreements contained in this Agreement by the Party seeking to terminate;

(c)      Automatically, upon termination of the SPA; or

(d)      By Seller or by Buyer, at any time, if the other Party is then in material breach of any of its representations or warranties or is then in material default with respect to any of its covenants and agreements under this Agreement that would give rise to the failure of any of the conditions specified in Sections 8 or 9 and the Party in breach or default does not cure such breach or default within thirty (30) days after written notice thereof is delivered to the non-terminating Party; provided, that the terminating Party is not also in material breach or material default under this Agreement.

11.2      Surviving Obligations.  In the event of termination of this Agreement by either Buyer or Seller pursuant to Section 11, prompt written notice thereof will be given to the other Party and this Agreement will terminate without further action by any of the Parties hereto.  In such event, (i) neither Party will have any further obligation or liability to the other Party pursuant to or by reason of this Agreement, except for such Party’s obligations set forth in Sections 6.4,  11.2,  12 and 21, and (ii) neither Cherokee nor HMSSI, Inc., an Affiliate of Seller, shall have any further obligation or liability to the other party pursuant to or by reason of that certain Non-Disclosure/Non-Circumvent Agreement, effective as of July 28, 2015, by and between Cherokee and HMSSI, Inc.  Notwithstanding a Party’s right to pursue remedies for breach of contract upon termination of this Agreement in accordance with Section 11.1(d), no remedies for breaches of representations and warranties will be available if this Agreement is terminated pursuant to Section 11.

12.      Expenses.  Except as otherwise provided in this Agreement, each Party shall pay its own expenses incurred in connection with the authorization, preparation, execution and performance of this Agreement, including all fees and expenses of brokers, counsel, accountants, agents and other representatives.

13.      Time.  Time is of the essence under this Agreement.  If the last day permitted for the giving of any notice or the performance of any act required or permitted under this Agreement falls on a day that is not a Business Day, the time for the giving of such notice or the performance of such act will be extended to the next succeeding Business Day.

14.      Entire Agreement.  Buyer and Seller agree that this Agreement, including the Schedules and all Exhibits to this Agreement and any other written document or instrument delivered in connection with this Agreement, constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and supersedes all prior understandings and agreements with respect thereto.

15.      Assignment; Successors.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by either Party without the prior written consent of the other Party, and any such assignment without such prior written consent will be null and void; provided, however, that Buyer may assign this Agreement or any of its rights under this Agreement to any Affiliate of Buyer without the prior consent of Seller; provided still further, that no assignment will limit the assignor’s obligations under this Agreement.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

16.      Notices.  All notices, requests, consents, and other communications under this Agreement will be in writing and will be deemed delivered upon the earlier of (i) the date of actual receipt, (ii) the date of delivery of email transmission and having confirmation of such receipt, (iii) three (3) Business Days after being deposited in certified or registered mail, return receipt requested, postage prepaid or (iv) the following Business Day after being delivered by a reputable overnight courier service, to the Persons and at the addresses specified below.  The furnishing of any notice or communication required under this Agreement may be waived in writing by the Party entitled to receive such notice.  Failure or delay in delivering copies of any notice to persons designated above to receive copies will in no way adversely affect the effectiveness of such notice or communication.

If to Seller, Irene or Cherokee:	5990 Sepulveda Boulevard Suite 600 Sherman Oaks, California 91411 Attention: President Email: howards@cherokeeglobalbrands.com
With a copy (which shall not constitute notice) to:	Morrison & Foerster LLP 12531 High Bluff Drive San Diego, California 92130 Attention: Scott M. Stanton, Esq. Email: sstanton@mofo.com
If to Buyer:	Carolina Footwear Group, LLC 34 West 33rd Street New York, NY 10001 Attention: Max M. Mizrachi Email: maxm@efny.com
With a copy (which shall not constitute notice) to:	Pryor Cashman LLP 7 Times Square New York, NY 10036 Attention: Brad D. Rose, Esq. Email: brose@pryorcashman.com or at such other address or addresses as may have been furnished in writing by any Party to the others in accordance with the provisions of this Section 16.

17.      Amendments and Waivers.  Except as otherwise expressly set forth in this Agreement, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of Seller and Buyer.  Any amendment or waiver effected in accordance with this Section 17 will be binding upon each Party.  No such waiver will be deemed a waiver of any subsequent breach or default of the same or similar nature.

18.      Severability.  If any provision of this Agreement will be held or deemed to be, or will in fact be, invalid, inoperative or unenforceable because of the conflict of such provision with any constitution or statute or rule of public policy or for any other reason, such circumstance will not have the effect of rendering any other provision or provisions herein contained invalid, inoperative or unenforceable, but this Agreement will be reformed and construed as if such invalid, inoperative or unenforceable provision had never been contained herein and such provision reformed by the Parties so that it would be valid, operative and enforceable to the maximum extent permitted.

19.      Construction.  The section headings in this Agreement are for convenience and reference purposes only and will not in any way affect the meaning or interpretation of this Agreement. Terms used with initial capital letters will have the meanings specified, applicable to both singular and plural forms, for all purposes of this Agreement.  The word “include” and derivatives of that word are used in this Agreement in an illustrative sense rather than limiting sense and are deemed to mean “including, without limitation”.  No presumption will apply in favor of any Party in the interpretation of this Agreement or the resolution of any ambiguity in any provision of this Agreement.

20.      Counterparts.  This Agreement (or any amendment or supplement) may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument, and will become effective when counterparts that together contain the signatures of each Party hereto will have been delivered to Seller and Buyer, which delivery may be by facsimile transmission or other electronic means.

21.      Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.  This Agreement shall be construed and interpreted according to the laws of the State of New York, without regard to the conflicts of law rules thereof.  Each of the Parties, in respect of itself and its properties, agrees to be subject to (and hereby irrevocably submits to) the nonexclusive jurisdiction of any U.S. federal or state court sitting in New York County, New York, in respect of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated herein, and irrevocably agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court.  Each of the Parties irrevocably waives, to the fullest extent it may effectively do so under applicable Legal Requirements, any objection to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

22.      Specific Performance.  The Parties acknowledge that money damages may not be an adequate remedy for violations of this Agreement and that either Party may, in its sole discretion, apply to a court of competent jurisdiction for specific performance or injunctive or other relief (without the posting of any bond or other security) as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof by the other Party.  Any such specific or equitable relief granted will not be exclusive and an Indemnitee will also be entitled to seek money damages.

23.      Guaranty of Performance.  Cherokee hereby guarantees to Buyer, its successors and assigns the prompt and complete payment or performance of any and all liabilities or obligations of Seller under this Agreement (the “Cherokee Guaranty”).  The Cherokee Guaranty is an absolute, unconditional, irrevocable, unlimited guaranty of payment and performance, irrespective of the validity, regularity or enforceability of any obligation of Seller and irrespective of any circumstances which might otherwise constitute a legal or equitable discharge or defense of Cherokee.  This Cherokee Guaranty is a continuing guaranty and covers all liabilities and obligations of Seller to Buyer.  Any and every liability or obligation of Seller to Buyer shall be exclusively presumed to have been created, contracted or incurred in reliance upon this Cherokee Guaranty.  This Cherokee Guaranty is a primary obligation of Cherokee and is a guaranty of payment and not merely of collection.  In no event may this guaranty be assigned by Cherokee, whether by operation of law or otherwise, unless Cherokee or its successor continues to be obligated hereunder.  Cherokee represents and warrants that: (a) Cherokee’s execution and performance of the Cherokee Guaranty shall not (i) violate or result in a default or breach (immediately or with the passage of time) under any contract, agreement or instrument to which Cherokee is a party or by which Cherokee is bound, (ii) violate or result in a default or breach under any order, decree, award, injunction, judgment, law, regulation or rule, (iii) cause or result in the imposition or creation of any lien upon any property of Cherokee, or (iv) violate or result in a breach of the articles of incorporation or by-laws of Cherokee; (b) Cherokee has the full power and capacity to enter into and perform under the Cherokee Guaranty, which has been authorized by all necessary corporate action on behalf of Cherokee; (c) no consent, license or approval of, or filing or registration with, any Governmental Authority is necessary for the execution and performance hereof by Cherokee; (d) the Cherokee Guaranty constitutes the valid and binding obligation of Cherokee enforceable in accordance with its terms; and (e) the Cherokee Guaranty promotes and furthers the business and interests of Cherokee and the creation of the obligations hereunder will result in direct financial benefit to Cherokee.  Cherokee shall pay or reimburse Buyer on demand for all costs and expenses, including, without limitation, all court costs and reasonable legal fees and expenses incurred by Buyer at any time to enforce, protect, preserve or defend its rights and remedies under the Cherokee Guaranty.

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date and year first above written.

SELLER:

HI-TEC SPORTS USA, INC.

By:	/s/ Simon Bonham
	Name:	Simon Bonham
	Title:	President

[Signature Page to Asset Purchase Agreement]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date and year first above written.

and solely for purposes of Section 6.1

IRENE:

IRENE ACQUISITION COMPANY B.V.

By:	/s/ N.A. Bollen and N. Meijer
Name:	N.A. Bollen and N. Meijer
Title:	Directors

By:	/s/ Henry Stupp
Name:	Henry Stupp
Title:	Director

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date and year first above written and solely for purposes of Sections 11.2 and 23

CHEROKEE:

CHEROKEE INC.

By:	/s/ Howard Siegel
Name:	Howard Siegel
Title:	President

BUYER:

Carolina Footwear Group, LLC

By:	/s/ Max Mizrachi
	Name:	Max M. Mizrachi
	Title:	Co-Managing Member

[Signature Page to Asset Purchase Agreement]